UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285125).

EXHIBITS

Exhibit No.	Description
Exhibit 99.1	Canaan Inc. Reports Unaudited Third Quarter 2026 Financial Results
Exhibit 99.2	Canaan Inc. Announces Plan to Implement ADS Ratio Change
Exhibit 99.3	Canaan Inc. Announces New US$20 Million Share Repurchase Program Under US$100 Million Board Authorization

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name:	Nangeng Zhang
Title:	Chairman and Chief Executive Officer

Date: November 10, 2026